Exhibit 99.1

Amendment No. 7 to

Convertible Loan Agreement

April 13, 2023

FiveT Investment Management Ltd.

Suite 5B201, 2nd Floor, One Nexus Way

Camana Bay, Grand Cayman KY1-1108

Cayman Islands

Ladies and Gentlemen:

Reference is made to the Convertible Loan Agreement dated February 4, 2022, as amended on January 26, 2023, March 9, 2023, March 23, 2023, March 27, 2023, April 3, 2023 and April 12, 2023 (the “Agreement”), between FiveT Investment Management Ltd. (the “Lender”) and Altamira Therapeutics Ltd. (the “AMTL”). The parties hereby agree that, effective as of the date hereof, the Agreement shall be amended as follows:

1. Section 8.2(a) is amended and restated in its entirety as follows:

“No Conversion shall result in the beneficial ownership of the Lender or any of its Affiliates at any time of more than 4.9% of all issued and outstanding Common Shares (the Conversion Cap), it being understood and agreed by the Parties that such Conversion Cap shall not be exceeded by any of the Lender and/or its Affiliates alone or together. The Conversion Cap may be terminated by the Lender by giving 61 (sixty-one) calendar days prior written notice to AMTL.”

Notwithstanding the foregoing, this Amendment shall not trigger any other adjustments pursuant to Section 8 of the Agreement or any other provisions of the Agreement.

2. Section 8.3(a) is amended and restated in its entirety as follows:

“The conversion price applicable for any AMTL Conversion (the Conversion Price) shall be the lower of (i) the mean daily trading volume weighted average price (the VWAP) for AMTL Common Shares on the NASDAQ stock exchange on the 20 trading days preceding the effective date of this Amendment 7 or (ii) 90% of the VWAP on the effective date of this Amendment 7 (subject to adjustment for share splits, share dividends, recapitalizations, reorganizations, reclassification, combinations, reverse share splits or other similar events occurring after the date hereof), converted into Swiss Francs at the midpoint of the interbank exchange rate shown by UBS on the day of receipt of the Conversion Notice at 4:00 pm Central European Time.”

3. Section 14 is deleted in its entirety.

4. Except as expressly set forth herein, the Agreement remains in full force and effect. All of the amendments set forth herein shall be deemed to have been made simultaneously. This amendment shall be governed by, and construed in accordance with the substantive laws of Switzerland (to the exclusion of conflicts of laws principles and provisions). This amendment may be executed in counterparts, and delivery thereof may be made by facsimile or electronic transmission.

[Signature Page Follows.]

If the foregoing correctly sets forth the understanding between us, please so indicate in the space provided below for that purpose.

Very truly yours,

ALTAMIRA THERAPEUTICS Ltd.

By:	/s/ Thomas Meyer
Name:	Thomas Meyer
Title:	Chairman and CEO

ACCEPTED as of the date first above written:

FIVET INVESTMENT MANAGEMENT LTD.

By:	/s/ Benjamin Kressler
Name:	Benjamin Kressler
Title:	Authorized Person

Signature Page to Amendment No. 7 to Convertible Loan Agreement]